VIA FACSIMILE                             CONTACTS:    CAROL LOUIE DRUXMAN
TOTAL PAGES - 4                                        SHAREHOLDER RELATIONS
                                                       (206) 623-1635 Ext. 106

                                                       STEPHEN G. WELCH
                                                       INVESTORS
                                                       (206) 623-1635 Ext. 118

SEATTLE, WASHINGTON...June 16 , 1999...Todd Shipyards Corporation (the "Company") announced financial results for the fiscal year and fourth quarter ending March 28, 1999. For the fiscal year, the Company reported net income of $17.4 million or $1.75 per diluted share on revenue of $106.2 million. For the quarter ending March 28, 1999, the Company reported net income of $19.1 million or $1.92 per diluted share on revenue of $45.7 million. In the prior fiscal year ending March 29, 1998, the Company reported net income of $8.1 million or $0.82 per diluted share on revenue of $109.5 million. For the quarter ending March 29, 1998, the Company reported net income of $6.6 million or $0.67 per diluted share on revenue of $20.9 million.

Revenue and net income for both the fiscal year and fourth quarter were significantly influenced by the Company's recently disclosed settlement with the Washington State Ferry System relating to unpriced engineering and production changes issued by the Ferry System during construction of the Mark II Ferries. Under the terms of this settlement, the contract price for the three ferries was increased $23.5 million to $205.5 million. In addition to the increased contract price, the Company was able to record $1.2 million in revenue associated with tasks completed under the original contract value that it had not been able to recognize previously. These amounts contributed $24.7 million to reported revenue for both the fiscal year and fourth quarter ended March 28, 1999, allowing the Company to reverse $22.8 million in previously disclosed contract losses. In announcing the year-end results, Stephen G. Welch, Chief Executive Officer of Todd, stated that "We are delighted to reach a prompt and reasonable settlement with the Ferry System concerning the engineering and production changes. This settlement will permit us to focus the Company's resources on its primary business strategy of commercial and government repair and overhaul activities." The Company expects to receive payment of all outstanding Mark II contract receivables ($26.2 million) in July 1999.

The Company's full year revenue of $106.2 million reflects a decrease of $3.3 million (3%) from 1998 levels. Revenue decreases for fiscal year 1999 are attributable to the completion of the Mark II Ferry project, offset by revenue increases in other new construction projects and commercial and government repair and overhaul activities. Fiscal year 1999 fourth quarter revenue of $45.7 million reflects an increase of $24.8 million (119%) compared to 1998 fourth quarter results. Fourth quarter revenue increases are primarily attributable to the settlement the Company reached with the Ferry System on the construction of the Mark II Ferries.

For the fiscal year and quarter ending March 28, 1999, the Company reported operating income of $10.2 million and $19.0 million, respectively. Operating income results for the 1999 periods were primarily attributable to the completion and settlement of the Mark II Ferry project, causing a $17.4 million reduction in cost of revenues for the year which was only partially offset by the $3.3 million reduction in revenue. Consequently, gross margins for fiscal year 1999 improved.

For the preceding fiscal year and quarter ending March 29, 1998, the Company reported operating income of $3.2 million and $4.2 million, respectively. Operating income results for the 1998 periods were attributable to a non-recurring $6.1 million insurance settlement that the Company reached in the fourth quarter with one of its carriers for property damage occurring in previous fiscal years. In addition, operating income during fiscal year 1998 was impacted by additional Mark II Ferry program loss reserves of $6.5 million that fully offset improved margins in commercial repair operations.

The Company reported investments and other income of $9.0 million for the full year ending March 28, 1999. For the quarter then ending, the Company had investment and other income of $2.0 million. Fiscal year 1999 results include the recognition of the remaining $4.5 million gain on the 1993 sale of the Company's Galveston shipyard facility. In the prior year periods ending March 29, 1998, the Company had investment and other income of $3.4 million for the full year and fourth quarter investment and other income of $0.9 million.
1998 results included the sale of the Company's radio stations that were operated by Elettra Broadcasting, Inc., for $5.3 million, which resulted in a gain of $1.0 million.

In the fiscal year ending March 28, 1999, the Company recorded $1.8 million in federal income tax expense after applying available net operating loss carryforwards and business tax credits. In the fiscal year 1998 the Company received a federal income tax refund of $1.5 million in the quarter ending March 29, 1998. This refund resulted from net operating losses incurred in fiscal year 1997 that the Company elected to carryback three prior fiscal years. This election, allowed recovery of previously recorded income tax expense.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties which could cause the outcome to be materially different than stated. Such risks and uncertainties include both general economic risks and uncertainties and matters which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations and balance sheet are as follows:

                         TODD SHIPYARDS CORPORATION
                UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                Periods ended March 28, 1999 and March 29, 1998
               (in thousands of dollars, except per share data)


                                       Quarter Ended       Year Ended
                                    3/28/99   3/29/98		3/28/99   3/29/98

Revenue		                          $ 45,685   $20,856 $106,189  $109,537

Operating expenses:
  Cost of Revenue                    19,704   	18,569	  73,393    90,818
Administrative and manufacturing
  overhead expenses	    	             6,251	    4,256	  25,880    27,168
Provision for environmental reserves      -       536        -       536
Contract reserves                       738      (603)  (3,306)   (6,056)
Other - Insurance                         -    (6,126)       -    (6,126)
  Total operating expenses           26,693     16,632  95,967   106,340
Operating income                     18,992      4,224  10,222     3,197
Gain on sales of available-for        1,455	         -   2,225       190
  -sale security
Investment and other income             505        869   6,777     3,239
Income before income taxes           20,952      5,093  19,224     6,626
Income tax benefit (expense)         (1,830)     1,477  (1,830)    1,477
Net income                          $19,122     $6,570 $17,394    $8,103
Income per common share:
  Diluted                           $  1.92    $  0.67 $   1.75   $ 0.82
Number of shares used in the
calculation of earnings per share
  (thousands)                         9,944      9,919    9,962    9,919

A copy of the Company's financial statements for the year ended March 28, 1999 will be filed with the Securities & Exchange Commission as part of its annual report on Form 10-K when approved by the Audit Committee of the Board of Directors. The Company's Form 10-K should be read in conjunction with this earnings report.


                         TODD SHIPYARDS CORPORATION
               UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
               Periods ended March 28, 1999 and March 29, 1998
                         (in thousands of dollars)

                                        Year Ended
                                    3/28/99   3/29/98
ASSETS
Cash and cash equivalents         $ 17,839    $12,328
Securities available-for-sale       23,823     29,524
Accounts receivable, net            32,244      7,133
Other                                6,910     17,793
Total Current Assets                80,816     66,778

Property, plant and equipment, net  19,026     21,565
Deferred pension asset              24,782     21,786
Other                                4,832      6,744
Total Assets                      $129,456   $116,873

LIABILITIES AND
STOCKHOLDERS EQUITY
Accounts payable and accruals
  including tax                    $16,699    $14,583
Other                                6,561      7,795
Total Current Liabilities           23,260     22,378

Environmental reserves              14,416     16,065
Accrued postretirement benefits     20,692     21,617
Total Liabilities                   58,368     60,060

Total stockholders equity           71,088     56,813
Total liabilities and
  stockholders equity             $129,456   $116,873

A copy of the Company's financial statements for the year ended March 28, 1999 will be filed with the Securities & Exchange Commission as part of its annual report on Form 10-K when approved by the Audit Committee of the Board of Directors. The Company's Form 10-K should be read in conjunction with this balance sheet statement.